UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2018
Commission File Number 1-12260

COCA-COLA FEMSA, S.A.B. de C.V.

(Translation of registrant’s name into English)

United Mexican States

(Jurisdiction of incorporation or organization)

Calle Mario Pani No. 100,
Santa Fe Cuajimalpa,
Cuajimalpa de Morelos,
05348, Ciudad de México,

México

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes    No  X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Yes    No  X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes    No  X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with

Rule 12g3-2(b): 82-__.

Coca-Cola FEMSA announcement

Mexico City, Mexico, August 16, 2018 –Coca-Cola FEMSA, S.A.B. de C.V. (BMV: KOFL; NYSE: KOF) (“Coca-Cola FEMSA”, “The Company” or “KOF”) announces that it has notified The Coca-Cola Company (“TCCC”), the exercise of KOF’s put option to sell its 51% stake in Coca-Cola FEMSA Philippines, Inc. (“CCFPI”).

As part of the transaction structure for the acquisition of a 51% stake in CCFPI, closed on January 25, 2013, KOF obtained a put option to sell back to TCCC not less than all of KOF’s shares in CCFPI at a price to be determined according to an agreed formula, which cannot exceed the aggregate enterprise value of the original purchase.

KOF will work closely with TCCC in all aspects of the transaction announced today, and will fully cooperate with TCCC to ensure a smooth transition of the CCFPI business.

“As part of our efforts to expand our geographic reach, we have been operating in the Philippines for more than five years, deploying our expertise and capabilities to develop and operate in fragmented markets, leading to an efficient turnaround of this operation. However, given the recent evolution in the business outlook in the Philippines, and our commitment to a disciplined capital allocation approach focused on driving shareholder returns, our Board of Directors has concluded that exercising our put option represents the best course of action for Coca-Cola FEMSA’s shareholders. This was not an easy decision, and it comes after a deep and thorough process of analysis based on our best interest to protect our shareholders’ value. Going forward, we will continue to look and assess other potential strategic opportunities for long-term value creation”, said John Santa Maria, Chief Executive Officer.

Conference Call and Webcast

Coca-Cola FEMSA has scheduled a conference call to discuss today’s announcement. The call will be held on Friday August 17, 2018 at 10:00 a.m. Eastern time, 9:00 a.m. Mexico City time and will be conducted by

Mr. John Santa Maria, Chief Executive Officer

Mr. Hector Treviño, Chief Financial Officer

Mrs. Maria Dyla Castro, Investor Relations Director

To participate in the conference call please dial:

Domestic U.S.: 800-289-0438

International: +1 323-794-2423

Participant passcode: 7107781

Alternatively, participants can log into www.coca-colafemsa.com for a live audio webcast of the conference call. Subsequently, the conference call audio will be available at www.coca-colafemsa.com.

Coca-Cola FEMSA announcement August 16, 2018	Page 2

About the company

Stock listing information: Mexican Stock Exchange, Ticker: KOFL | NYSE (ADR), Ticker: KOF | Ratio of KOF L to KOF = 10:1

Coca-Cola FEMSA, S.A.B. de C.V. is the largest franchise bottler in the world by sales volume. The company produces and distributes trademark beverages of The Coca-Cola Company, offering a wide portfolio of 169 brands to more than 396 million consumers daily. With over 100 thousand employees, the company markets and sells approximately 4 billion unit cases through 2.8 million points of sale a year. Operating 67 manufacturing plants and 344 distribution centers, Coca-Cola FEMSA is committed to generating economic, social, and environmental value for all of its stakeholders across the value chain. The company is a member of the Dow Jones Sustainability Emerging Markets Index, Dow Jones Sustainability MILA Pacific Alliance Index, FTSE4Good Emerging Index, and the Mexican Stock Exchange’s IPC and Social Responsibility and Sustainability Indices, among others. Its operations encompass franchise territories in Mexico, Guatemala, Colombia, Brazil, and Argentina, and, nationwide, in Nicaragua, Costa Rica, Panama, Uruguay, Venezuela and the Philippines. For further information, please visit www.coca-colafemsa.com

For additional information, please contact the Investor Relations team:

•         Maria Dyla Castro | mariadyla.castro@kof.com.mx | (5255) 1519-5186

•         Jorge Collazo | jorge.collazo@kof.com.mx | (5255) 1519-5218

•         Maria Fernanda Garcia | maria.garciacr@kof.com.mx | (5255) 1519-6240

Coca-Cola FEMSA announcement August 16, 2018	Page 2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COCA-COLA FEMSA, S.A.B. DE C.V.
By: /s/ Héctor Treviño Gutiérrez
Héctor Treviño Gutiérrez Chief Financial Officer

Date: August 16, 2018